UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-20388
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LITTELFUSE, INC. 401(K) SAVINGS PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.
Littelfuse, Inc.
800 E. Northwest Highway
Des Plaines, Illinois 60016

Financial Statements and Supplemental Schedule
Littelfuse, Inc. 401(k) Savings Plan
Years Ended December 31, 2006 and 2005

Littelfuse, Inc. 401(k) Savings Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Plan Management
Littelfuse, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP
June 28, 2007
Chicago, Illinois

Littelfuse, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value	$45,804,038	$41,395,877
Cash	—	—
Contributions receivable:
Employer	4,147	18,108
Employee	41,324

Total assets	45,849,509	41,413,985

Liabilities
Contributions to be returned	2,267	—

Total liabilities	2,267	—

Net assets available for benefits	$45,847,242	$41,413,985

See accompanying notes.

Littelfuse, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005

Additions
Employer contributions	$681,010	$724,309
Participant contributions	2,921,451	2,924,711
Rollover contributions	78,613	247,604
Interest and dividends	1,872,945	1,363,480

Total additions	5,554,019	5,260,104

Deductions
Distributions to participants	4,321,502	5,008,977

Net realized and unrealized appreciation in fair value of investments	3,200,740	644,370

Net increase	4,433,257	895,497
Net assets available for benefits at beginning of year	41,413,985	40,518,488

Net assets available for benefits at end of year	$45,847,242	$41,413,985

See accompanying notes.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.
The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of the plan adminstrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
All U.S. employees of the Company who have completed 90 days of service are eligible to participate in the Plan.
Participants may elect to contribute up to 90% of their annual pretax compensation for 2006 and 2005, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions 50 cents on the dollar up to the first 4% of the participant’s compensation, as defined.
Participants are immediately vested in their contributions and earnings thereon. Participants become 100% vested in their Company contributions after two years of service.
A participant may direct employee and Company contributions in any of 11 investment options.
Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.
Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Distributions
Distributions to participants are recorded by the Plan when actual payments are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s assets at December 31, 2006 and 2005 is as follows:

	December 31
	2006	2005

T.Rowe Price Growth Stock Fund	$8,229,739	$7,784,428
T.Rowe Price Equity Income Fund	8,156,124	7,045,510
T.Rowe Price Prime Reserve Fund	5,386,747	4,791,487
T.Rowe Price New Horizons Fund	4,933,426	5,029,894
T.Rowe Price New Income Fund	3,596,193	3,265,067
T.Rowe Price Equity Index 500 Fund	3,160,125	3,088,757
T.Rowe Price International Stock Fund	2,511,554	*
T.Rowe Price Small-Cap Value Fund	2,372,854	*
T.Rowe Price Mid-Cap Growth Fund	*	2,136,528

*	Did not meet 5% threshold
During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2006	2005

Registered investment companies	$2,884,860	$1,129,652
Littelfuse, Inc. common stock	315,880	(485,282)

	$3,200,740	$644,370

4. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated February 27, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Administrative Expenses
All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.
6. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Littelfuse, Inc. 401 (k) Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN #36-3795742    Plan #002
December 31, 2006

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Prime Reserve Fund	5,386,747	$5,386,747
T. Rowe Price*	New Income Fund	403,161	3,596,193
T. Rowe Price*	Equity Income Fund	276,011	8,156,124
T. Rowe Price*	Growth Stock Fund	260,188	8,229,739
T. Rowe Price*	New Horizons Fund	152,785	4,933,426
T. Rowe Price*	International Stock Fund	149,231	2,511,554
T. Rowe Price*	Equity Index 500 Fund	83,074	3,160,125
T. Rowe Price*	Mid-Cap Value Fund	82,171	2,088,786
T. Rowe Price*	Small-Cap Value Fund	57,580	2,372,854
T. Rowe Price*	Mid-Cap Growth Fund	40,558	2,177,551
Littelfuse, Inc.*	Common stock	63,460	2,023,105
Participant loans*	Loans receivable with varying		1,167,834
	maturities; interest rate ranging from 5% to 10.5%

			$45,804,038

*	Indicates party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc.
Littelfuse, Inc. 401(K) Savings Plan

Dated: June 28, 2007	By: /s/ John T. Quille

John T. Quille
Chief Accounting Officer
Plan Administrator

Dated: June 28, 2007	By: /s/ James F. Ingold

James F. Ingold
Corporate Controller
Plan Administrator